DRS/A

This is a confidential draft submission to the U.S.Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on September 20,2024.and is not being filed publicly under the Securities Act of 1933,as amended.

Registration No.333-07162

.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C.20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NINGBO ZHENGHE TRADE LIMITED

(Exact name of Registrant as specified in its charter)

         Cayman Islands                              2092                               Not Applicable

(State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer

     incorporation or organization)       Classification Code Number)       Identification Number)

Room 306 Build 2 Yangtze River Delta
Ecommerce Industrial Park,Shanghai,China,200333

(Address,including zip code of Registrant's principal executive offices)

228 PARK AVE S 79525 NEW YORK,
BIGC SECURITIES,INC.
(Name,address including zip code of agent for service)

Copies to:

Approximate date of commencement of proposed sale to the public: As soon as practicable afterthe effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offeredon a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933,check the following box.☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act,please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act,check the following box and list Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendmentfiled pursuant to Rule 462(d) under the Securities Act,check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whetherthe registrant is an emerginggrowth company as defined in Rule 405 of the Securities Act of 1933.Emerging growth company ☒

If an emerginggrowth company that prepares its financial statements in accordance with U.S.GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revisedfinancial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act,as amended,or until the registration statement shall become effective on suchdate as the Securities and Exchange Commission,acting pursuant to said Section 8(a) may determine.

PRELIMINARY PROSPECTUS

ORDINARY SHARES

We are offering(    )ordinary shares.This is the initial public offering of ordinary shares of (    ).The offering price of our ordinary shares in this offering is expected to be $5.00 per share.Prior to this offering, there has been no public market for our ordinary shares.

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol 'ZHZ'. There is no assurance that such application will be approved,and if our application is not approved,this offering may not be completed.

Investing in our ordinary sharesinvolves a high degree of risk.Beforebuying any shares,you should carefully read the discussion of material risks of investing in our ordinary shares in'Risk Factors'.

We are an'emerging growth company'as defined under the federal securities laws and,as such,will be subject to reduced public company reporting requirements.See'Prospectus Summary-Implications of Being an Emerging Growth Company'for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.Any representation to the contrary is a criminal offense.

We and our subsidiaries face various legal and operational risks and uncertainties associated with being based in or having the majority of the operations in Hong Kong. Our subsidiaries are headquartered in Hong Kong with no operations in mainland China. However, since a majority of our subsidiaries' clients are mainland China residents, we and our subsidiaries may become subject to certain laws of the People's Republic of China ('China' or the 'PRC') and regulations as they continue to evolve, and we and our subsidiaries face uncertainties as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us and our subsidiaries. PRC laws and regulations are sometimes vague and uncertain, and as a result, to the extent that any PRC laws and regulations become applicable to us and/or our subsidiaries in the future, we and/or our subsidiaries may experience material changes in their operations, restrictions in our subsidiaries' ability to accept foreign investments and/or our ability to list on a U.S. or other foreign exchange, significant depreciation of the value of our Ordinary Shares, a complete hindrance of our ability to offer or continue to offer our securities to investors, or cause the value of such securities to significantly decline or be worthless. For example, if the recent regulatory actions of the PRC government on data security or other data-related laws and regulations were to apply to us and/or our subsidiaries, we and/or our subsidiaries could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and/or our subsidiaries and may materially and adversely affect our subsidiaries' business and our results of operations. We believe that we are not currently required to obtain permission from or complete filing procedure with the PRC government to list on a U.S. securities exchange and consummate this offering; however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of mainland China, or even when such permission is obtained or such filing is completed, it will not be subsequently denied or rescinded. On February 17, 2023, the China Securities Regulatory Commission (the 'CSRC') promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. We are not subject to the Trial Measures, because as of the date of this prospectus, our subsidiaries are incorporated in Hong Kong and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of 'substance over form'. If we later find out that we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the Cyberspace Administration of China (the 'CAC'), or other PRC governmental authorities in connection with this offering under the PRC law, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries' business and our reputation, financial condition, and results of operations may be materially and adversely affected. See 'Risk Factors - Risks Related to the Potential Impact of PRC Laws and Regulations on Our Subsidiaries' Business - The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Through our subsidiaries, we are a Hong Kong-based company with no operations in mainland China, and mainland China residents may purchase our products in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors' and 'Risk Factors -Risks Related to the Potential Impact of PRC Laws and Regulations on Our Subsidiaries' Business -If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under PRC laws and regulations, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries' business and our reputation, financial condition, and results of operations may be materially and adversely affected.'

NINGBO ZHENGHE TRADE LIMITED is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries. Investors in our Ordinary Shares thus are purchasing equity interest in a Hong Kong holding company.NINGBO ZHENGHE TRADE LIMITED directly holds equity interests in its subsidiaries, and does not operate its business through variable interest entities. As of the date of this prospectus,NINGBO ZHENGHE TRADE LIMITED does not have any subsidiaries incorporated in the mainland China. As used in this prospectus, 'we,' 'us,' 'our company,' or 'our' refers to NINGBO ZHENGHE TRADE LIMITED and when describing the financial results of NINGBO ZHENGHE TRADE LIMITED, also includes its subsidiaries. This structure involves unique risks to investors. As a holding company, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the 'PCAOB') inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the 'SEC') determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to invest or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled 'Consolidated Appropriations Act, 2023' (the 'Consolidated Appropriations Act') was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB's access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

Furthermore, the PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as those of our subsidiaries, at any time. These risks, together with uncertainties in the legal system of mainland China and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the Ordinary Shares, result in a material adverse change to our subsidiaries' business operations, and damage our reputation, which could cause the Ordinary Shares to significantly decline in value or become worthless.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See 'Risk Factors' beginning on page 9 of this prospectus to read about factors you should consider before buying our Ordinary Shares.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds,before expenses,to us	$	$

(1) See 'Underwriting' in this prospectus for more information regarding our arrangements with the underwriter.

We expect our total cash expenses for this offering (including cash expensespayable to our underwriters for their out-of-pocket expenses) to be approximately $[ ],exclusive of the above commissions.In addition,we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority,or FINRA,as underwriting compensation.These payments will further reduce proceeds available to us before expenses.See 'Underwriting.'

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared.Neither we nor any of the underwriters take responsibility for,and can provide no assurance as to the reliability of,any other information that others may give you.This prospectus is an offer to sell only the shares offered hereby,but only under circumstances and in jurisdictions where it is lawful to do so.The information contained in thisprospectus is current only asof its date, regardless of the time of delivery f thisprospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required,other than in the United States.Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to,the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with,the more detailed information and financial statements appearing elsewhere in this prospectus.In addition to this summary,we urge you to read the entire prospectus carefully,especially the risks of investing in our Ordinary Shares discussed under'Risk Factors' before deciding whether to buy our Ordinary Shares.

Our Mission

  We are a Hairy Crabs service agent focusing on marketing commercial products to and managing products for individuals and corporate clients in the PRC.

Overview of Our Company

  Ningbo Zhenghe Trading ltd is founded in 2015 located in Yangtze River Delta Ecommerce Industrial Park Shanghai is committed to intelligence.
  Ningbo Zhenghe Trading ltd is a professional international leading Chinese comitten crab overall solution service operator integrating original ecological free range Yangcheng Lake hairy crab aquaculture brand promotion comprehensive sales and spot distribution.
  The farm is a large scale ecological aquaculture base which is recommended by the Academy of Agricultural Sciences to ensure that all listed products meet the principles of food safety and green.
  Our products and customers cover more than 10 countries and regions such as North America Europe Oceania South America Middle East and Asia.

History and Development

  We are an emerging company with a deep history.At the management and marketing core team level,Jijian You has 16 years of consume industry experience,with rich consume industry and  field of China hairy crab farming experience in the field of China hairy crab farming.
  In terms of product and industry innovation and industry-financial integration,she has launched many nationally renowned products,accelerated the development and integration between different fields,and provided experience and guarantee for the future development of the company.
  In order to have a comprehensive understanding of China hairy crab market and industry development Youangsu Academy of Agricultural Sciences and other units were entrusted to set up a special research group which conducted a comprehensive investigation and analysis of China hairy crab  industry by means of data access telephone consultation face to face interview and on site inspection.
  We believe the following competitive strengths have contributed to or will contribute to our recent and ongoing growth:
  The development of hairy crab farming industry will still face many challenges in the future but with the growing maturity of breeding technology closely linked production and sales links rapid expansion of consumer market and perfect provision of cold chain logistics the overall development will be relatively stable.
  In order to have a comprehensive understanding of China hairy crab market and industry development Youangsu Academy of Agricultural Sciences and other units were entrusted to set up a special research group which conducted a comprehensive investigation and analysis of China hairy crab industry by means of data access telephone consultation face to face interview and on site inspection.

  Through the recognized high-quality projects launched by EBDA Enterprise Business Digital Alliance,we will assist in building the listing, unite the alliance enterprises for win-win development,empower the EBDA Enterprise Alliance platform to spread its wings through capital tools,feed member enterprises with the capital operation dividends after the listing,create more public welfare free business consultant matchmaking and underwriting business assistance activities,and form The innovative operation model of'selforganized integration + strategic combination + aggregated investment advisor cluster + capital tools empowerment + free future business',with the system platform of 'crowd creation,crowd sharing,crowd fundraising,crowd packaging,crowd marketing,crowd winning',and the self-organized integration of industrial funds to help members The system platform of'Crowd Creation, CrowdEnjoyment, Crowd Funding,Crowd Sourcing,Crowd Selling,Crowd Winning'and the self-organized and integrated industrial fund will help the member enterprises'quality projects,which will make the member enterprises'upstream and downstream industrial chains organically combine,complement each other,share and win together,and form a powerful industrial platform and professional business service institution with core competitiveness,so as to build an ecosystem of mutual win-win and ten thousand enterprises.

The Industry

  According to the Heading Report hairy crab farming has a long history in China and is one of the pillar industries in China fishery economy. As a special famous and excellent aquatic product hairy crab has become an important breakthrough for implementing targeted poverty alleviation promoting economic growth and increasing farmers income in many regions.
  In order to have a comprehensive understanding of China hairy crab market and industry development Youangsu Academy of Agricultural Sciences and other units were entrusted to set up a special research group which conducted a comprehensive investigation and analysis of China hairy crab industry by means of data access telephone consultation face to face interview and on site inspection.

Our Solution

  We believe the following competitive strengths have contributed to or will contribute to our recent and ongoing growth:
  The development of hairy crab farming industry will still face many challenges in the future but with the growing maturity of breeding technology closely linked production and sales links rapid expansion of consumer market and perfect provision of cold chain logistics the overall development will be relatively stable.

Our Services

  We aspire to become intelligent hairy crab industry leader among the environment of overall growth in the market.
  To achieve this goal we intend to leverage on our existing strengths and pursue the following strategies.
  Further enhance our brand recognition among intelligent hairy crab market in China Further grow our client base and increase our market penetration Broaden our Individual and corporate client base Continue product innovation to enhance our value proposition to clients.
  Enhance our IT infrastructure and proprietary database and pursue strategic investments and acquisition opportunitie

Our product

Our Competitive Strengths

  Market development and promotion advantages.
  Professional team and core operation team resources advantage throughout China.
  The advantage of the original hairy crab industry chain operation,which can provide better hairy crabs goods.
  The advantage of long time experience in hairy crab industry operation.

Our Challenges

  The number of competitors has increased.
  Team personnel are constrained by funds,resulting in insufficient manpower.
  The industry price is becoming more and more transparent.

Our market opportunity

  Yangcheng Lake hairy crabs,as a traditional high-end aquatic food in China,have always enjoyed high popularity and reputation in the market.
  With the improvement of people's income levels and the transformation of consumption concepts,more and more consumers are paying attention to the quality and taste of food.Yangcheng Lake hairy crabs have established a high reputation and loyalty among consumers due to their unique advantages in origin,variety,and quality.
  With the continuous development of Internet technology,e-commerce channels have become an important choice for people to shop.Through e-commerce platforms,Yangcheng Lake hairy crabs can more conveniently enter the national and even global markets,further enhancing brand awareness and market share.
  With the rise of healthy eating trends,more and more consumers are paying attention to the nutrition and health of food.Yangcheng Lake hairy crabs,as a nutritious and delicious aquatic food,meet the needs of a healthy diet.

  In summary,the market opportunities for Yangcheng Lake hairy crabs mainly come from consumer upgrading,expansion of e-commerce channels,and the rise of healthy eating trends.In the future development, Yangcheng Lake hairy crabs should continue to leverage their advantages, continuously improve product quality and service level,seize market opportunities,and achieve broader development.

What we do

  With the acceleration of social life pace and people's emphasis on safe food,convenient and fast consumption models are gradually emerging.In the past,in order to taste hairy crabs,consumers had to go to restaurants or markets to purchase,which was cumbersome and time-consuming.
  With the development of ecommerce platforms and the food delivery industry, consumers can directly deliver hairy crabs to their doorstep through online ordering or phone booking,enjoying a convenient consumption experience.In addition,consumer demands for food safety are gradually increasing.
  For the Yangcheng Lake hairy crab industry,strengthening quality monitoring, clarifying sources,and strengthening publicity will be the future development direction

Our Strategy

  According to the Heading Report hairy crab farming has a long history in China and is one of the pillar industries in China fishery economy.As a special famous and excellent aquatic product hairy crab has become an important breakthrough for implementing targeted poverty alleviation promoting economic growth and increasing farmers income in many regions.
  In order to have a comprehensive understanding of China hairy crab market and industry development Youangsu Academy of Agricultural Sciences and other units were entrusted to set up a special research group which conducted a comprehensive investigation and analysis of China hairy crab industry by means of data access telephone consultation face to face interview and on site inspection.
  We believe the following competitive strengths have contributed to or will contribute to our recent and ongoing growth: The development of hairy crab farming industry will still face many challenges in the future but with the growing maturity of breeding technology closely linked production and sales links rapid expansion of consumer market and perfect provision of cold chain logistics the overall development will be relatively stable

Risk Factors Summary

  The Chinese government lacks supportive policies for the industry
  In the current stage of China's economic and political development,the Chinese government shows low concern for the corporate consulting industry and lacks policy support for the industry.
  The ambiguity and absence of industry regulations in China
  At present,China's corporate consulting industry lacks targeted legal regulations and policies,which leads to the ambiguity and uncertainty of the current regulatory environment of our main business.
  Operational problems faced during the rapid growth period
  In recent years,we have been developing rapidly and our operation and development are entering into a rapid growth period.During this phase,we will encounter some of the problems commonly faced by companies in the rapid growth period,including our relatively limited experience in operating on an operational scale.

Implications of Our Being an 'Emerging Growth Company'

On September 9,2022,the SEC adopted inflation adjustments mandated by the Jumpstart Our Business Startups Act of 2012 (the'JOBS Act'). As a result,an 'emerging growthcompany'will lose its emerginggrowth company statuson the last day of the fiscal year in which it has $1.235 billion or more in total.As a company with less than $1.235 billion in revenue during our last fiscal year,we qualify as an'emerging growth company'as defined in the JOBS Act.'An'emerging growth company'may take advantage of reduced reporting equirements that are otherwise applicable to larger public companies.In particular,as an emerging growth company,we:

  May present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;
  Are not required to provide a detailed narrative disclosure discussing our compensation principles,objectives and elements and analyzing how those elements fit with our principles and objectives,which is commonly referred to as'compensation discussion and analysis';
  Are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
  Are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the'say-on-pay,'say-on frequency'and 'say-on-golden-parachute'votes);
  Are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
  Are eligible to claim longer phase-in periodsfor the adoption of new or revisedfinancial accounting standards under of the JOBS Act; and
  will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20- F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions,including the longer phase-in periods for the adoption of new or revisedfinancial accounting standards under§107 of the JOBS Act.Our election to use the phase-in periodsmay make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act,we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerginggrowth company.The JOBS Act provides that we wouldcease to be an 'emerging growth company'at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933,as amended (the'Securities Act') occurred,if we have more than $1.235 billion in annual revenue,have more than $700 million in market value of our Class A Ordinary Share held by non-affiliates,or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934,as amended (the'Exchange Act').As such,we are exempt from certain provisions applicable to United States domestic public companies.For example:

  We are not required to provide as many Exchange Act reports, or as frequently,as a domestic public company;
  For interim reporting,we are permitted to comply solely with our home country requirements,which are less rigorous than the rules that apply to domestic public companies;
  We are not required to provide the same level of disclosure on certain issues, such as executive compensation;
  We are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
  We are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies,consents,or authorizations in respect of a security registered under the Exchange Act; and
  We are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any'short-swing'trading transaction.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements.Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a'Controlled Company'with securities listed on the Nasdaq Stock Market (Nasdaq),must comply with the exchange's continued listing standards to maintain their listings.Nasdaq has adopted qualitative listing standards.Companies that do not comply with these corporate governance requirements may lose their listing status.Under the Nasdaq rules, a'controlled company'is a company with more than 50% of its voting power held by a single person,entity or group.Under Nasdaq rules,a controlled company is exempt from certain corporate governance requirements including:

  The requirement that a majority of the board of directors consist of independent directors;
  The requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
  The requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
  The requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange's other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

OFFERINGS

Below is a summary of the terms of the offering:

Issuer	NINGBO ZHENGHE TRADE LIMITED
Securities Being Offered	Ordinary Shares, par value US$0.0001 per share
Offering Price	We expect that the initial public offering price will be US$5.00 per Ordinary Share.
Ordinary Shares Outstanding Immediately Before This Offering	Ordinary Shares
Ordinary Shares Outstanding Immediately After This Offering	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).
Voting Rights	Each Ordinary Share is entitled to one vote.
Use of Proceeds
Proposed Nasdaq Trading Symbol and Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol 'ZHZ'This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Ordinary Shares.

Lock-up

Our directors, executive officers, and shareholder who own 5% or more of the outstanding Ordinary Shares intended agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of 6 months commencing on the date of this prospectus. The Company is also prohibited from conducting offerings during this period and from re-pricing or changing the terms of existing options and warrants. See 'Underwriting'for additional information.

Transfer Agent
Risk factors	See 'Risk Factors'for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk.Before deciding whether to invest in our Ordinary Shares,you should consider carefully the risks described below,together with all of the other information set forth in this prospectus,including the section titled 'Management's Discussion and Analysis of Financial Condition and Results of Operations'and our consolidated financial statements and related notes.If any of these risks actually occurs,our business,financial condition,results of operations or cash flow could be materially and adversely affected,which could cause the trading price of our Ordinary Shares to decline,resulting in a loss of all or part of your investment.The risks described below and in the documents referenced above are not the only ones that we face.Additional risks not presently known to us or that we currently deem immaterial may also affect our business.You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We have grown rapidly in recent years and have limited experience operating at our current scale of operations.If we are unable to manage our growth effectively,our brand,company culture and financial results may suffer.

We have grown rapidly in the past year and our recent growth rates and financial results should not be considered indicators of our future performance.In order to effectively manage and leverage our growth,we must continue to expand our sales and marketing,focus on innovative product and website development,and upgrade our management information systems. Our continued growth has in the past and may in the future strain our existing resources and we may experience ongoing operational difficulties in managing our operations in numerous jurisdictions, including difficulties in recruiting,training and managing a dispersed and growing employee base.Failure to expand and maintain our company culture through growth may harm our future success,including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate goals.

The management consulting services industry is evolving rapidlyand may not evolve as we expect.Even if our net salescontinue to grow,our net sales growth rate may decline in the future due to a variety of factors,including macroeconomic factors,changes in supply and supply chain,changes in consumer preferences, increased competition and the maturation of our business.Accordingly,you should not rely on our net sales growth rates for any prior period as an indicator of our future performance.Our overall growth in net sales will depend on many factors,including our ability to:

  Price our products and services effectively so that we can attract new customers and expand our relationships with existing customers.
  Accurately forecast our net sales and plan our operating expenses.
  Compete successfully with other companies that are or may be entering our competitive market in the future and respond to developments in those competitors,such as pricing changes and the introduction of new products and services.
  Complying with existing and new laws and regulations that apply to our business.
  Successfully expanding into existing markets and entering new markets, including new geographic areas and categories.
  The successful introduction of new products and enhancements to our products and services and their features,including in response to new trends or competitive dynamics or customer needs or preferences.
  Successfully identifying and acquiring or investing in businesses,products or technologies that we believe will complement or expand our business.
  Avoiding disruptions or interruptions in the distribution of our products and services.
  Providing quality support to our customers that meets their needs.
  Hiring, integrating and retaining talented sales,customer service and other personnel.
  Effectively managing the growth of our business,personnel and operations,including the opening of new showrooms.
  Effectively managing the costs associated with our business and operations.
  Maintaining and enhancing our reputation and brand value.

Because of our limited history of operating our business at our current scale,it is difficult to assess our current operations and future prospects,including our ability to plan for and model future growth. Our limited operating experience at this scale,combined with the rapidly evolving nature of the markets in which we sell our products and services, the significant uncertaintyabout how these markets will develop and other economic factors beyond our control,reduces our ability to accurately forecast quarterly or annual revenues.Failure to effectively manage our future growth could adversely affect our business,financial condition and results of operations.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement our business strategy and R&D efforts will most likely be provided by funds obtained through offerings of our equity,debt,debt-linked securities,and/or equity-linked securities,and revenues generated by us.No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment.If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds,we may delay the completion of or significantly reduce the scope of our current business plan;delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel;or,under certain dire financial circumstances,substantially curtail or cease our operations.

We may need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares.Our ability to complete additional financings is dependent on,among other things, the state of the capital markets at the time of any proposed offering,market reception ofthe Company and the likelihood of the success f itsbusiness model and offering terms.There is no assurance that wewill be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof,on satisfactory terms or at all. Additionally,no assurance can be given that any such financing,if obtained, will be adequate to meet our capital needs and to support our operations.If we do not obtain adequate capital on a timely basis and on satisfactory terms,our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We are dependent on certain key personnel and loss of these key personnel couldhave a material adverse effecton our business,financial condition and results of operations.

Our success is,to a certain extent,attributable to the management,sales and marketing,and research and development expertise of key personnel. We are dependent upon the services of Jijian You, our President and our Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as their personal and business contacts in the PRC.Additionally, Ye Wang, Ms.lai, Yahoo Xu performs key functions in the operation of our business.We may not be able to retain Ye Wang, Ms.lai ,Jijian You for any given period of time.Althoughwe have no reason to believe Ye Wang, Ms.lai ,Jijian You that will discontinue their services with us or Infinite Tencent Media ,the interruption or loss of his serviceswould adversely affectour ability to effectively run our businessand pursue our business strategy as well as our results of operations.We do not carry key man life insurance for any of our key personnel,nor do we foresee purchasing such insurance to protect against the loss of key personnel.

The global coronavirus COVID-19 pandemic has caused significant disruptions in our business,which may continue to materially and adversely affect our results of operations and financial condition.

On March 11,2020,the World Health Organization declared the COVID-19 outbreak a global pandemic.Many businesses and social activities in China and other countries and regions were severely disrupted in 2020, including those of our suppliers,customers and employees.This pandemic has also caused market panics,which materially and negatively affected the global financial markets,such as the plunge of global stocks on major stock exchanges in March 2020.Such disruption and slowdown of the world's economy in 2020 and beyond had,and may continue to have,a material adverse effect on our results of operations and financial condition.We and our customers experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic,which caused shortage in the supply of raw materials,reduced our production capacity,increased the likelihood of default from our customers and delayed our product delivery.All of thesehad resulted in a materialadverse effect on our resultsof operations and financial condition in the fiscal year 2021.The extent to which the COVID-19 pandemic may impact our business, operations and financial results will depend on numerous evolving factors that the Company cannot accurately predict at this time,including the uncertainty on the potential resurgence of the COVID-19 cases in China,the continual spread of the virus globally,and the instability of local and global government policies and restrictions.We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition. If the pandemic persists or escalates,we may be subject to further negative impact on our business operations and financial condition.

Risks Related to the Offering and Our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile.

Prior to the completion of this offering, our Ordinary Shares were not traded on any market. Any active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering. Consequently, you may not be able to sell our Ordinary Shares at a price equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

  our operating and financial performance;
  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
  the public reaction to our press releases, our other public announcements and our filings with the SEC;
  strategic actions by our competitors;
  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
  speculation in the press or investment community;
  the failure of research analysts to cover our Ordinary Shares;
  sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;
  changes in accounting principles, policies, guidance, interpretations or standards;
  additions or departures of key management personnel;
  actions by our shareholders;
  domestic and international economic, legal and regulatory factors unrelated to our performance; and
  the realization of any risks described under this 'Risk Factors' section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, diver our management's attention and resources and harm our business, operating results and financial condition.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and our advisors based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

There can be no assurance that we will not be a passive foreign investment company ('PFIC') for United States federal income tax purposes for any taxable year, which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31, 2021 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Ordinary Shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares, certain adverse United States federal income tax consequences could apply to such United States person.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an 'emerging growth company' under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. We will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the exchange.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company's listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board ('PCAOB'), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company's audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company's listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company's initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small, and our company's insiders will hold a large portion of the company's listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders' equity, minimum share price, and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities or subsequently delists our securities from trading, we could face significant consequences, including:

  limited availability for market quotations for our securities;
  reduced liquidity with respect to our securities;
  a determination that our Ordinary Share is a 'penny stock,' which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;
  limited amount of news and analyst coverage; and
  a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our ordinary shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  actual or anticipated fluctuations in our revenue and other operating results;
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
  actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
  announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;
  price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
  lawsuits threatened or filed against us; and
  other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.
  In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. In the event that we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled 'Use of Proceeds' or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this Prospectus, Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. In the event that we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

SPECIA NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties.In some cases,you can identify forward-looking statements by the words'may,'might,'will,'could,'would,' 'should,'expect,'intend,'plan,'objective,'anticipate,'believe,'estimate,' 'predict,'potential,'continue'and'ongoing,'or the negative of these terms,or other comparable terminology intended to identify statements about the future.These statements involve known and unknown risks,uncertainties and other important factors that may cause our actual results,levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and,while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into,or review of,all potentially available relevant information. Forward-looking statements include statements about:

  our future financial performance,including our expectations regarding our revenue,cost of revenue,operating expenses, including capital expenditures related to asset-intensive offerings,our ability to determine reserves and our ability to achieve and maintain future profitability;
  our ability to develop and market new products;
  the continued market acceptance of our products;
  the sufficiency of our cash,cash equivalents and investments to meet our liquidity needs;
  our ability to manage operations-related risk;
  our expectations and management of future growth;
  our expectations concerning relationships with third parties;
  the impact of COVID-19 on the Company;
  our ability to maintain, protect and enhance our intellectual property;
  our ability to successfully acquire and integrate companies and assets;the increased expensesassociated with being a public company;
  exposure to product liability and defect claims;
  protection of our intellectual property rights;changes in the laws that affect our operations;
  inflation and fluctuations in foreign currency exchange rates;
  our ability to obtain all necessary government certifications, approvals, and/or licenses to conduct our business;
  continued development of a public trading market for our securities;
  the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; managing our growth effectively;
  fluctuations in operating results;
  dependence on our senior management and key employees; and other factors set forth under 'Risk Factors.'

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events.We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business,financial condition,results of operations and prospects.The outcome of the events described in these forward-looking statements is subject to risks,uncertainties and other factors,including those described in the section titled'Risk Factors'and elsewhere in this prospectus.Moreover,we operate in a very competitive and rapidly changing environment.

New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur,and actual results,events or circumstances could differ materially from those described in the forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $   million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payableby us and based upon an assumedinitial offering price of $5.00 per ordinary share (excluding any exercise of the underwriters'over-allotment option).

A $   increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $  million,after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expensespayable by us and assumingno change to the numberof ordinary shareoffered by us as set forth on the cover page of this prospectus,provided,however,that in no case would we decrease the initial public offering price to less than $5.00 per share.

Description of Use	Estimated Amount of Net Proceeds (US $)	Percentage
Digital Business Services SAAS Platform		20%
Raw material supplementation		26%
Prefabricated vegetable industry		28%
capital operation		8%
Promotion and Marketing		8%
Business development		10%
Total project input funds		100%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering.Our management,however,will have some flexibility and discretion to apply the net proceeds of this offering.If an unforeseen event occurs or business conditions change,we may use the proceeds of this offering differently than as described in this prospectus.
To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes,we intend to invest in short-term,interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business.

Any future determination to pay dividends will be made at the discretion of our board of directors,subject to applicable laws,and will depend upon,among other factors,our results of operations,financial condition,contractual restrictions,and capital requirements.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See 'Taxation-Hong Kong Enterprise Taxation.

From time to time,we may also enter into other loan or credit agreements or similar borrowing arrangements that may further restrict our ability to declare or pay dividends on our common stock.Our board of directors will have sole discretion in making any future determination to pay dividends,subject to applicable laws,taking into account,among other factors,our results of operations,financial condition,contractual restrictions,and capital requirements.

CORPORAT STRUCTURE

CORPORATE HISTORY

  NINGBO ZHENGHE TRADE LIMITED ,a Cayman Islands company established on 9th December 2022,is the issuer of the ordinary shares provided in this prospectus.
  Prior to this issuance and transaction (see the definition below),all our business operations were conducted through NINGBO ZHENGHE TRADE LIMITED.
  The original equity owners were Jijian You and other fourty-three shareholders .We will complete the transaction before completing this issuance,excluding this issuance.

Transaction

  Prior to the transaction,we expect that there will initially be fourty-four holders of common stock of NINGBO ZHENGHE TRADE LIMITED .We will complete the following organizational transactions related to this offering.
  We will modify and restate the existing limited liability company agreement of NINGBO ZHENGHE TRADE LIMITED which will come into force before the completion of this offering.Invest all existing ownership interests of NINGBO ZHENGHE TRADE LIMITED into a certain number of LTD interests.

Compliance with ForeignInvestment

  We have been advised by our PRC Counsel that pursuant to the relevant laws and regulations in PRC,none of our business is on the 2020 Negative List promulgated by the MOFCOM and NDRC.
  Therefore,if we can conduct our business through our wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

BUSINESS

Our Mission

  We are a Hairy Crabs service agent focusing on marketing commercial products to and managing products for individuals and corporate clients in the PRC.

Overview

  Basic information of the company
Chinese Name.	Ningbo Zhenghe Trade Ltd.
English Name.	Ningbo Zhenghe Trade Ltd
Date of Establishment.	2022-12-09
Office address.	Room 306 Build 2 Yangtze River Delta ecommerce Industrial Park
Zip code.	200333
Business scope.

Internet sales (except for the sale of goods that need to be licensed); Retail of aquatic products; Wholesale of aquatic products; Food sales (only selling pre packaged food); Sales of building materials; Sales of daily necessities; Sales of mechanical equipment; Sales of electronic products; Sales of needle textiles; Retail of cosmetics; Wholesale of cosmetics; Toy sales; Sales of arts and crafts and ceremonial items (excluding ivory and its products); Sales of agricultural and sideline products; Sales of daily wooden products; Enterprise management consulting; Etiquette services; Consulting and planning services; Graphic design and production; Corporate image planning; Information consulting services (excluding licensed information consulting services); Packaging services; Sales of health food (pre packaged) (except for projects that require approval according to law,business activities can be carried out independently based on the business license in accordance with the law). Licensed project: Import and export of goods; Import and export agency; Technology import and export; Aquaculture (projects that require approval according to law can only be operated after being approved by relevant departments,and specific business projects are subject to the approval results)

  Introduction to the main business
  We are founded in 2015, located in Yangtze River Delta Ecommerce Industrial Park Shanghai is committed to intelligence.Ningbo Zhenghe Trading ltd is a professional international leading Chinese comitten crab overall solution service operator integrating original ecological free range Yangcheng Lake hairy crab aquaculture brand promotion comprehensive sales and spot distribution.The farm is a large scale ecological aquaculture base which is recommended by the Academy of Agricultural Sciences to ensure that all listed products meet the principles of food safety and green.
  Our products and customers cover more than 10 countries and regions such as North America Europe Oceania South America Middle East and Asia.

Our Competitive Strengths

  Market development and promotion advantages.
  Professional team and core operation team resources advantage throughout China.
  The advantage of the original hairy crab industry chain operation,which can provide better hairy crabs goods.
  The advantage of long time experience in hairy crab industry operation.

Our Opportunities

  With the improvement of people's living standards and the pursuit of healthy food,the Yangcheng Lake hairy crab industry is gradually emerging.From the stage of blindly pursuing yield in the past,gradually moving towards the development stage of emphasizing quality and protecting the ecological environment.
  from the perspective of the industrial chain,the Yangcheng Lake hairy crab industry is developing towards ecological and technological direction.In the breeding process of hairy crabs,traditional pond farming methods are gradually being replaced by aquaculture techniques. Farmers are beginning to adopt high-tech methods,such as water quality control systems and intelligent breeding facilities,to improve breeding efficiency and ensure the quality of hairy crabs.In addition,the distribution and sales channels of hairy crabs are constantly innovating.Previously,it mainly relied on the traditional offline sales method,but now it is gradually using Internet technology and e-commerce platforms for direct sales to improve sales efficiency and reduce costs.
  the market demand for Yangcheng Lake hairy crabs is showing an increasing trend.At present,the Chinese mitten crab market is mainly divided into two aspects: domestic sales market and export market.With the improvement of income levels among domestic people,the demand for high-end seafood varieties is gradually increasing.Chinese mitten crab is loved by consumers for its unique taste and rich nutritional value.
  changes in consumer habits have also had an impact on the Yangcheng Lake hairy crab industry.With the acceleration of social life pace and people's emphasis on safe food,convenient and fast consumption models are gradually emerging.
  consumer demands for food safety are gradually increasing.For the Yangcheng Lake hairy crab industry,strengthening quality monitoring,clarifying sources,and strengthening publicity will be the future development direction.
  the Yangcheng Lake hairy crab industry is developing towards an ecological and technological direction.The market demand for hairy crabs is showing a steady growth trend.Meanwhile,changes in consumer habits have also had an impact on the development of the industry.In the future,the Yangcheng Lake hairy crab industry will continue to develop and grow,paying more attention to product quality and protecting the ecological environment

Our Weaknesses

  The Chinese government lacks supportive policies for the industry

  At this stage of China's economic and political development,the Chinese government has shown a low level of interest in the corporate consulting industry and a lack of policy support for this industry. As a company founded in China and entering a period of rapid growth,this policy environment will inevitably reduce the support of the Chinese government to a certain extent,thus slowing down our growth rate and momentum from a macro perspective.
  The ambiguity and absence of industry norms in China

  Currently,there is a lack of targeted legal regulations and policies for the corporate consulting industry in China,which has led to ambiguity and uncertainty in the current regulatory environment of the industry in which our principal business is conducted.Any new changes in laws,regulations and policies in the Chinese corporate consulting industry sector may create a degree of uncertainty,which may in turn harm our profitability and ability to operate.
  The operational problems faced during the rapid growth period

  We have grown rapidly in recent years,and our operations and development are entering a rapid growth period phase.During this phase,we will encounter a number of issues common to companies in rapid growth periods, including ur relatively limited experience operating on a scale of operations.We will need to continue to explore new growth operating models as our growth phase evolves,but if we are unable to manage our growth effectively,our brand,company culture and financial results may be adversely affected.

Our Threats

  The risk of increased competition in the domestic and international markets .

  As competition in domestic and international markets intensifies, the risks faced by the bottled water industry are also rising. Although the industry has a relatively low technological threshold, profit margins are relatively high, which has led food and beverage giants to cross over into the bottled water industry, further intensifying the intensity of competition. This situation may lead to an increase in costs, which may weaken the profitability of the industry as a whole. In addition, the bottled water market is also at risk of price competition due to the presence of a large number of competitors in the market. This competitive pressure will put significant pressure on the industry's profitability and will make it difficult for the Company to grow its sales.

  Food safety risks.
  The main promotional point of bottled water is nature and health, and water quality plays a crucial role in product quality. A contaminated water source or a food safety black swan event would have a negative impact on the industry and the company's image and performance. Aging infrastructure. Many of the water treatment and distribution systems used by the drinking water industry are old and in need of repair or replacement. Aging infrastructure can lead to leaks, breaks and other problems that can compromise the quality and safety of the water supply. Contamination of water sources. Water sources used by the drinking water industry can be contaminated with a variety of contaminants, such as chemicals, pesticides, bacteria and viruses. If these contaminants are not properly removed, they can end up in drinking water supplies and pose a risk to public health.

  The risk of fluctuations in consumer demand
  Fluctuations in consumer demand are a common risk faced by companies competing in the marketplace, especially in a consumer goods industry like bottled water. Fluctuations in consumer demand can be influenced by a variety of factors, including changes in consumer preferences, economic conditions and weather conditions. One, in terms of changing consumer preferences, as people become more environmentally conscious, they may have a greater preference for more environmentally friendly alternatives to bottled water, such as tap water or filtered water; in addition, consumer preferences for brands and packaging may also change over time, which will have an impact on consumer demand. Second, in terms of economic conditions, when the economy is not doing well, consumers may be more inclined to purchase cheaper alternatives or reduce their overall consumption, which could lead to a decline in demand for premium bottled water. Third, weather conditions may also have an impact on consumer demand, for example, when the weather is hot, people may need to drink more water, thus increasing the demand for bottled water.

Our Strategies

After a comprehensive analysis of the current industry and market situation,the market demand of our target customers and the resources and advantages we have at our disposal,and taking into account the specific opportunities and problems we face in the actual business development process,we have formulated a strategic layout strategy with a high degree of comprehensiveness,vertical and horizontal structure and maturity for the current development stage.The details are as follows.

The equity structure is designed with a reasonable structure

After consulting with legal and accounting professionals and through repeated consultations and research by the management team,we designed a reasonable shareholding structure for our group,specifically,we listed the headquarters of Ningbo Zhenghe Trade as the core holding company, and the headquarters has absolute control over the legal subjects such as Jiangsu Zhenghe trade .In order to achieve the effect of complete control of the group,smooth organizational operation,and greatly reduced legal and operational risks.

The amoeba concept-based chain operation model

The chain operation model is our core market strategy to efficiently aggregate resources,fully meet market demand and respond to market competition.We adopt a chain operation model based on the concept of amoeba operation,encourage and support the continuous entrepreneurship of our chain institutions,realize the continuous independence and fission of our subsidiaries,empower our chain institutions to strengthen talent training, realize the integrated construction of external enrollment,talent ladder cultivation,and professional manager reserve,and provide continuous blood transfusion for the talent team incubated by the enterprise project,thus continuously expanding our scale and influence.

The organization structure is complete covering the industry chain

Under the unified command,leadership and deployment of the group headquarters,we have formed a more complete industry chain in each business sector by integrating the trinity.It is responsible for realizing the combination of industry and finance,assisting clients in business operation planning and investment planning; new media marketing,mainly live e-commerce platform;  which connects with professional and high-quality sale teams and provides clients with customized compliance and marketing planning; and  formulates scientific structure and reasonable development plan for clients.(Strategic layout strategy illustration)

Our Products and Services

According to the Heading Report hairy crab farming has a long history in China and is one of the pillar industries in China fishery economy.As a special famous and excellent aquatic product hairy crab has become an important breakthrough for implementing targeted poverty alleviation promoting economic growth and increasing farmers income in many regions.

In order to have a comprehensive understanding of China hairy crab market and industry development Youangsu Academy of Agricultural Sciences and other units were entrusted to set up a special research group which conducted a comprehensive investigation and analysis of China hairy crab industry by means of data access telephone consultation face to face interview and on site inspection.

We believe the following competitive strengths have contributed to or will contribute to our recent and ongoing growth:

The development of hairy crab farming industry will still face many challenges in the future but with the growing maturity of breeding technology closely linked production and sales links rapid expansion of consumer market and perfect provision of cold chain logistics the overall development will be relatively stable.

  We aspire to become intelligent hairy crab industry leader among the environment of overall growth in the market.
  To achieve this goal we intend to leverage on our existing strengths and pursue the following strategies:
  Further enhance our brand recognition among intelligent hairy crab market in China.
  Further grow our client base and increase our market penetration.
  Broaden our individual and corporate client base.
  Continue product innovation to enhance our value proposition to clients enhance our IT infrastructure and proprietary database and pursue strategic investments and acquisition opportunities.

Our Business Model

According to the Heading Report hairy crab farming has a long history in China and is one of the pillar industries in China fishery economy.As a special famous and excellent aquatic product hairy crab has become an important breakthrough for implementing targeted poverty alleviation promoting economic growth and increasing farmers income in many regions.

In order to have a comprehensive understanding of China hairy crab market and industry development Youangsu Academy of Agricultural Sciences and other units were entrusted to set up a special research group which conducted a comprehensive investigation and analysis of China hairy crab industry by means of data access telephone consultation face to face interview and on site inspection.

We believe the following competitive strengths have contributed to or will contribute to our recent and ongoing growth.

The development of hairy crab farming industry will still face many challenges in the future but with the growing maturity of breeding technology closely linked production and sales links rapid expansion of consumer market and perfect provision of  cold chain logistics the overall development will be relatively stable.

Our Corporate Structure

Competition

The original industry chain can provde hairy crab industry among the environment of overall growth in the market.

Professional team Core listing counseling team resources all over China Our founder,JIJIAN YOU,has been engaged in lhairy crab operation industry for 20 years,and has unique experience in enterprise industry operation.

Marketing and Brand Building: Through clever marketing strategies and advertising,enhance brand awareness and reputation.Reasonably utilize social media,online e-commerce platforms,and other channels for promotion,and showcase the unique selling points of the product and the brand value proposition.

High quality customer service: Provide high-quality pre-sales consultation and after-sales service to meet consumers shopping needs, including good delivery services,product return and exchange policies,and customer complaint handling mechanisms.

Always put the service for client in the first place in life,always put the creation of value for enterprises in the first place in life..

Innovation and Personalized Services: Through innovative product design,personalized customization services,etc.,to meet consumers personalized and differentiated needs,and enhance competitiveness.

The valuation of the brand and goodwill is close to 50 billion yuan,and there is enough imagination for future development space and securitization ability

Our Marketing and Sales

Market layout

Market layout has always been a core part of our major strategic planning for business development.In the current development stage, our market layout work mainly focuses on the Chinese market,and after a period of careful fundraising,planning and development,we have already obtained certain achievements.It can be divided into two main sections: China vertical market layout construction and China horizontal market layout construction.

China's vertical market layout construction

At present,we have built a vertical market system at five levels: provincial,municipal, district and county levels, and community level, as follows.

At the provincial level,we have established subsidiaries covering 34 provincial administrative regions across China,which are mainly responsible for undertaking our direct business.

At the municipal level,we have been building municipal agencies to join companies throughout China,covering 334 municipal administrative regions.

At the district and county level,we have further developed the agent-joining district and county-level operation centers on the basis of each municipal agent-joining company,covering as many as 2,851 county-level administrative regions in China.With a strong scale of benefits.

Based on the district and county level,we have also subdivided the grid market layout network such as member team and community members under the member team,in order to strive for in-depth and solid market layout work and continuously improve the effectiveness of the company's market layout.

China's horizontal market layout construction

In the horizontal market layout construction,we actively adopt the strategic system represented by the innovative partner mechanism to continuously explore the resource potential of our team,which has achieved the good effect of closely uniting platforms, organizations and elites from various industries.We fully unite platforms and organizations such as local chambers of commerce and associations,banks, investment banks,fund companies,angel investors,consortia and media to effectively and efficiently establish high-end political and business cooperation circles,continuously gather high-end contacts,connect high-end social relations and pool high-end resources,in order to strive to give maximum momentum to good projects of enterprises,and thus achieve win-win cooperation and prosperous development among enterprises.

The marketing model

In the current development stage,we have created a mature'online promotion - community sharing - offline chain'strategic marketing model.This strategic marketing model consists of three main sales systems,namely: first,the online promotion cloud network system relying on the Internet, big data and other technologies;second,the community sharing marketing matrix relying on the membershiplevel and community level in our vertical market layout system; and third,the offline chain sales network based on the city-level and county- level chain franchises in our vertical market layout system.The details are as follows.

Online promotion of the cloud network system

  Specifically,our online promotion cloud network system includes four specific marketing departments,namely: live,training-based new media marketing department; ecommerce online marketing department; search engine and portal online promotion department; and big data SaaS system accurate welcome flow promotion department.Specific introduction is as follows.
  New media marketing department: mainly in the form of new net red self media such as live broadcast and training,through TikTok short video platform,Headlines media platform,Volcano short video platform,Kwai short video platform,Little Red Book self media platform,WeChat video number self media platform,WeChat Moment and other Internet new media channels, making full use of the net red effect and the principle of behavioral economics,in the computer terminal,cell phone terminal for the whole platform Radiation publicity and marketing,in order to achieve full coverage of the market resources of the Internet channels.
  E-commerce online marketing department: mainly based on the traditional e-commerce marketing platform such as Tmall platform,JD platform,Taobao platform,Pinduoduo platform,idle fish platform,58.com,etc.We assign professional e-commerce marketing personnel,deep plowing in the above majortraditional e-commerce marketing platform,fully explorethe potential targetcustomers of each platform.
  Search engines and portals online promotion department: search engines and portals are usually the focus of the convergence of network user traffic, but also our potential target customers to carry out online marketing focus on the target, we through the Baidu search,Sogou search,360 search,NetEase platform and other major search engines and portals to put marketing information to ensure that potential target customers in the maximum extent of contact and conversion.
  Big Data SaaS system accurate attraction promotion department: We are good at using the latest Internet big data technology,using SaaS system to fully automatic analysis of potential target users in various industries,accurate portrait of a large number of target customers,and then realize the accurate welcome flow of thousands of people,with the minimum cost and the highest benefit to achieve automated expansion of customer sources.

Community sharing marketing matrix

  Our community sharing marketing matrix system makes full use of the advantages of the integration of online and offline sales,and is mainly divided into the sharing economy marketing department and the project product marketing department.The details are introduced as follows.
  Sharing economy marketing department: We adopt the layout strategy of carrying out both online and offline, make full use of the power of community members'grid resources,take fission marketing as a specific methodology,implement the community incentive model of'sharing + distribution + dividend'to maximize the degree of solid promotion of the sharing economy sales network,and continuously enhance community sharing The company will continue to strengthen the momentum of community sharing to bring customer growth.
  Project product marketing department:In this marketing department,we mainly take the project product as the core breakthrough,uphold the network is king'online sales thinking,fully combined with Internet resources,agent distribution as the basic operation mode,using the product profit + dividends The growth incentive system of'product profit + dividend'is adopted to add vitality to the steady promotion of sales market.

Offline chain sales network

  Through a set of mature chain sales model,we have created an offline chain sales network with a trinity of directly operated sub-institutional departments,franchised sub-institutional departments,and integrated M&A institutional departments.The details are described below.
  Direct sub-institutional sector,In this institutional sector,we directly investin direct sub-institutional way by the headquarters,using the policy strategy of'concentrating power to do great things', aggregating key strategic resources to create a local model flagship market in the core strategic sectors,to provide guidance for the replication of chain sales model proliferation and depth of promotion.Weathervane.
  Join the sub-institutional sector: We take agents and partners as core investors in the sub-institutional sector,adopt the franchise chain model,take the sample flagship market created by the directly operated sub-institutional sector as the foundation,make fissionable replication of the sub-institutional sector joined,and continuously enhance the scale and influence of the sub-institutional sector joined.
  Integration and acquisitionof institutional sector:We focus on the use of existing resources in the market, the existing institutionswith excellent market performance in the same field to carry out mergers and acquisitions and restructuring,unification of high-quality resources inthe same field,under the guidance of high standards and high requirements,the rapid formation f chain scale,and constantly improve the scale of marketing efficiency.

Our Customer Base

  Individual consumers: our main customers are who purchase alcoholic beverages for personal consumption or as gifts.The age,income, education level and other characteristics of consumers can affect their purchasing behavior and brand preferences including both online and offline.
  Food industry: restaurants,bars,cafes,and other catering businesses are also important customer groups for us.They often need to purchase a large amount of alcohol for commercial sales.
  Business Customers: business customers such as enterprises,institutions,and clubs usually need to purchase drinks for business banquets,gift giving,etc.They often have high requirements for the quality and brand image of alcoholic beverages.
  Special needs group: collectors,investors,and other customer groups with special needs.They may have special needs for the vintage,origin,brand,etc.of the beverage.

Government Regulation

  Since we are focusing on the domestic market in China at this stage of development,the analysis of government regulation in this paper is limited to the specific environment of the domestic market in China. Currently, our main business is to provide professional consulting and management,business planning and other business services to enterprises,mainly focusing on the corporate consulting and management industry.
  Under the current Chinese laws and regulations and policy environment,China's corporate consulting management industry has a relatively relaxed regulatory and policy environment, which is manifested as follows: first,the Chinese government has not yet established a specific governmental regulatory department for the corporate consulting management industry,so the current governmental regulation of our industry is mainly under the responsibility of the State Administration of Market Supervision and Administration of China; second,the Chinese government has not yet issued laws,regulations and policiesspecifically Secondly,the Chinese government has not yet issued any laws,regulations or policies that specifically regulate the business consulting management industry; thirdly,the policies and regulations that directly regulate our business are mainly general market regulation laws and regulations.
  All in all,the current government regulation we are facing can be divided into two main segments, namely, government regulatory authorities and government regulatory systems,as follows.

Government regulators

  National regulatory authority State Administration of Market Supervision and Administration,is China's national market supervision department,the department according to the'State Administration of Market Supervision and Administration of the functional configuration,internal structure and staffing regulations'established,is the State Council directly under the institutions,at the ministerial level.
  The main responsibilities of the department include: responsible for the comprehensive supervision and management of the market; responsible for the unified registration of market entities; responsible for organizing and guiding the comprehensive enforcement of market supervision; responsible for the unified enforcement of anti-monopoly; responsible for the supervision and management of market order; responsible for macro quality management; responsible for the supervision and management of product quality and safety; responsible for the supervision and management of special equipment safety; responsible for the comprehensive coordination of food safety supervision and management; responsible for food safety supervision and management; responsible for the unified management of measurement work; responsible for the unified management of standardization work; responsible for the unified management of inspection and testing work; responsible for the unified management,supervision and comprehensive coordination of national certification and accreditation work; responsible for market supervision and management of science and technology and information technology construction,public information,international exchanges and cooperation; management of the State Drug Administration,the State Intellectual Property Office,etc.

Local regulatory authorities

  Local regulatory authorities in China mainly refer to the market supervision authorities in Chinese provinces and cities.Guangdong Provincial Market Supervision Administration,for example,the department was established in accordance with the'Decision of the CPC Central Committee on Deepening Institutional Reform of the Party and the State'and the'Guangdong Provincial Institutional Reform Program',and is an agency directly under the provincial government,at the departmental level.
  The main responsibilities of the department are: responsible for the comprehensive supervision and management of the market and intellectual property management; responsible for the unified registration of market entities; responsible for organizing and guiding the comprehensive enforcement of market supervision and intellectual property rights; responsible for the supervision and management of market order; responsible for the unified enforcement of anti-monopoly; responsible for the unified management of standardization; responsible for promoting the use of intellectual property rights; responsible for the protection of intellectual property rights; responsible for macro quality management; responsible for supervision and management of product quality and safety; responsible for the comprehensive coordination of food safety supervision and management; responsible for food safety supervision and management; responsible for the supervision and management of special equipment safety; responsible for the unified management of metrology; responsible for the unified management of certification and accreditation and inspection and testing work; responsible for market supervision and management, science and technology and information construction in the field of intellectual property,press and publicity,communication and cooperation; management of the Provincial Drug Administration and the Provincial Intellectual Property Protection Center ; complete other tasks assigned by the provincial party committee,the provincial government and the State Administration of Market Supervision,the State Intellectual Property Office.

Government Regulatory System

  The current system of government regulatory system we face can be divided into four main levels: national laws,judicial interpretations,regulatory documents of the State Council,and local regulations at the provincial level.
  First,national laws: mainly the general legal norms that are applied throughout China,such as the Law of the People's Republic of China Against Unfair Competition (2019 Amendment) and the Advertising Law of the People's Republic of China (2021 Amendment);
  Second, judicial interpretations: mainly the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Law of the People's Republic of China Against Unfair Competition.
  Third, regulatory documents of the State Council: including policy documents such as the Notice of the State Council on the Issuance of the 14th Five-Year Plan for Modernization of Market Supervision;
  Fourth,local regulations at the provincial level: including local regulations issued by each province,with each province as the applicable region.For example,the Guangdong Market Supervision Regulations (2021 Revision).

Legal Proceedings

  The Company has no ongoing or terminated legal proceedings.

Our Culture

  NINGBO ZHENGHE TRADE LIMITED understands the importance of corporate culture to the long-term,healthy and stable development of enterprises.In the process of continuously cultivating the industry,fighting the market and seeking common ground while preserving differences,we have gradually produced,developed and formed a mature and unique corporate culture system.It mainly includes four levels of vision,mission,values and business philosophy.

Vision

  Innovation is both a driving force to lead development and a lasting source of innovation for enterprises.Cloud computing, digitalization,and intelligence are the necessary channels for enterprises to move towards innovation today.
  Therefore,NINGBO ZHENGHE TRADE LIMITED takes'continuous innovation'as its platform development strategy and regards'cloud computing', 'digitalization'and 'intelligence'.
  We are committed to injecting continuous life and vitality into the continuous innovation and stable development of enterprises.

Mission

  With an eye on the global business map,we provide resources and business strategies for all business projects actively seeking development and breakthrough,and help our clients seize market opportunities and flourish;
  we integrate resources from all parties,build a centralized platform,and strive to become a key hub for connecting all enterprises, escorting every cooperation,development and win- win situation between enterprises.

Values

  'Innovation','Sharing','Responsibility','Win-win'.
  To seek innovation is to seek the future,NINGBO ZHENGHE TRADE LIMITED insists on the innovation-driven development strategy and carries out the core value of innovation in every aspect such as business strategy,market development,service mode and personnel management; sharing is the core meaning to enhance the cohesion,centripetal force, execution force and fighting force of the enterprise, NINGBO ZHENGHE TRADE LIMITED constantly creates a team atmosphere with sharing as the core value concept and builds a professional talent team with strong cooperation
  Responsibility is the prerequisite for creating value,NINGBO ZHENGHE TRADE LIMITED upholds the core value concept of responsibility,takes customer needs as its primary responsibility,and constantly devotes itself to shouldering greater social responsibility,striving to create continuous wealth and value for customers and society.We are committed to creating wealth and value for our customers and society.

Business philosophy

  'Market-oriented and publicspirited.'Customer-focused and effective.'
  Market is the basic plate and breakthrough for the survival, development and growth of all enterprises, and NINGBO ZHENGHE TRADE LIMITED insists on taking the market as the guide and constantly upholds the spirit of seeking truth from facts and being down-to-earth.'
  NINGBO ZHENGHE TRADE LIMITED insists on taking public welfare as the purpose,harboring the spirit of public welfare and carrying forward good virtues.Customers are the center around which the development of the enterprise revolves,the object of sincere and heartfelt service of the enterprise,and the basis of the enterprise's prosperity.
  NINGBO ZHENGHE TRADE LIMITED insists on taking customers as the center,treating customers'interests as its own interests,thinking about customers'thoughts,thinking about customers' ideas,focusing on solving problems for customers,and helping to make customers thrive.

REGULATIONS

Hong Kong Laws and Regulations

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) ('BRO')

As we carry on businesses in Hong Kong, we are subject to the BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate will be granted. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the 'MPFSO')

As we employed employees in our office in Hong Kong, we are hence subject to the provisions under the MPFSO. Section 7 of the MPFSO requires every employer of a relevant employee to take all practicable steps to ensure that the employee becomes a member of a registered scheme within the permitted period after the relevant time. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer's own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee's relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the 'OSHO')

As we have employees working in our office in Hong Kong, we are subject to the provisions under OSHO. The OSHO provides for protection of employees' safety and health in workplaces. According to section 6(1) of the OSHO, employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

Employees' Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the 'ECO')

As we have employees working in our office in Hong Kong, we are subject to the provisions under the ECO. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and sets out, among others, the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment.

Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred.

Pursuant to section 40 of the ECO, all employers are required to take out insurance policies to cover their liabilities for injuries at work in respect of all their employees. An employer who fails to comply with the abovementioned is liable on conviction upon indictment to a fine at level 6 and to imprisonment for two years.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the 'IRO')

As we carry on our business through our production sites in the PRC and trading companies in Hong Kong, the provisions relating to transfer pricing for intra-group transactions in the IRO apply to us. The IRO contains provisions which require the adoption of the arm's length principle for pricing in related party transactions.

Section 20A of the IRO gives the Inland Revenue Department (the 'IRD') wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

In December 2009, the IRD released Departmental Interpretation and Practice Notes No. 46 ('DIPN 46'). DIPN 46 provides clarifications and guidance on the IRD's views on transfer pricing and how it intends to apply the existing provisions of the IRO to establish whether related parties are transacting at arm's length prices. Generally, the IRD would seek to apply the principles in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by Organization for Economic Cooperation and Development, except where they are incompatible with the express provisions of the IRO.

In July 2018, the Inland Revenue (Amendment) No. 6 Ordinance 2018 was enacted to introduce a legislative framework to govern how the pricing for the supply of goods and services between associated parties should be determined and implemented. Codified international transfer pricing principles include, amongst others, the arm's length principle for provision between associated persons, the separate enterprises principle for attributing income or loss of non-Hong Kong resident persons, and the three-tier transfer pricing documentation requirements relating to master file, local file and country-by-country report.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Jijian You	43	Chief Executive Officer and Chairman of the Board of Directors
Yahoo Xu	69	Vice Chairman of the Board and General Manager
Ye Wang	37	President,General Manager and Director
Ms Lai	41	Chief Operating Officer and Director

Introduction

  Jijian You is our Chief Executive Officer and Chairman of the Board of Directors and has served as our chairman since our inception in 2012.Since 2012,Mr.You has served as the Chairman of Ningbo Zhenghe Trade Ltd.during her tenure.We believe that Mr.You should serve as a member of our Board of Directors because he is experienced in founding,leading and managing companies.
  Yahoo Xu is our Vice Chairman of the Board and General Manager since 2016.From June 2016 to November 2022,Mr Xu holds the position of General Manager of Ningbo Zhenghe Trade Ltd.We believe that Mr.Xu should serve as a member of our Board of Directors because he is experienced in managing companies.
  Ye Wang is our General Manager and Director since 2021.Mr.Wang specializes in business management and has excellent strategic planning,organization,coordination and implementation skills, familiar with market insight,competitive analysis, strategic management methods and frameworks.he is responsible for multi regional market development,channel planning and management,and leads business teams of hundreds of people.
  Ms.Lai is our Chief Operating Officer and Director since 2017.Ms.Lai worked as Director of Finance Department of Yilin Ningbo Zhenghe Trade Ltd from March 2018 to January 2022.From October 2022 ,she worked as Director of  important client management of Ningbo Zhenghe Trade Ltd.during her tenure.

Board of Directors

  Our board of directors will consist of: Mr. Muhua Zheng, Ms. Lingwei Tang, Mr. Yihao Zheng, Ms. Hongying Yang and Ms. Yurong Tuo, Ms. Ping Liu, Mr. Minghong Xiao, Mr. Gang Luo and will be chaired by Mr. Muhua Zheng. Our board of directors will consist of five directors upon the SEC's declaration of effectiveness of our registration statement on Form F. Our board of directors will be chaired by Mr. Muhua Zheng. effectiveness of our registration statement on Form F-1 of which this prospectus is a part, three of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.
  Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting,a director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter,and if he or she does so his or her vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered.Our board of directors may exercise all the powers of the company to borrow money,mortgage or charge its undertaking,property and uncalled capital,and issue debentures,debenture stock and other securities whenever money is borrowed or as security for any debt,liability or obligation of the company or of any third party.None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Board Committees

  Prior to the completion of this offering,we intend to establish an audit committee,a compensation committee and a nomination and corporate governance committee under our board of directors.We intend to adopt a charter for each of the committees prior to the completion of this offering. Each committee's members and functions are described below.

Audit Committee

  Our audit committee will consist of     ,     and     ,      and will be chaired by Our board.
  Our board of directors has determined that     ,       and satisfy the'independence'requirements of Rule 10A-3 under the ExchangeAct,and Nasdaq Marketplace Rule 5605(a)(2).Our audit committeewill consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of this offering.
  We have determined that qualifies as an'audit committee financial expert.' The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for,among other things:

  appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;
  setting clear hiring policies for employees or former employees of the independent auditor;
  reviewing with the independent auditor any audit problems or difficulties and management's response;
  reviewing and approving all related-party transactions;
  discussing the annual audited financial statements with management and the independent auditor;
  discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;
  reviewing analyzes or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;
  reviewing with management and the independent auditor the effect of key transactions,related-party transactions and off-balance sheet transactions and structures;
  reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;
  reviewing policies with respect to risk assessment and risk management;
  reviewing our disclosure controls and procedures and internal control over financial reporting;
  reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;
  establishing procedures for the receipt,retention and treatment of complaints we received regarding accounting,internal accounting controls orauditing matters and the confidential,anonymous submission by our employees f concerns regarding questionable accounting or auditing matters;
  periodically reviewing and reassessing the adequacy of our audit committee charter;
  evaluating the performance,responsibilities,budget and staffing of our internal audit function and reviewing and approving the internal audit plan;and reporting regularly to the board of directors.

  reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;
  reviewing policies with respect to risk assessment and risk management;
  reviewing our disclosure controls and procedures and internal control over financial reporting;
  reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;
  establishing procedures for the receipt,retention and treatment of complaints we received regarding accounting,internal accounting controls orauditing matters and the confidential,anonymous submission by our employees f concerns regarding questionable accounting or auditing matters;
  periodically reviewing and reassessing the adequacy of our audit committee charter;
  evaluating the performance,responsibilities,budget and staffing of our internal audit function and reviewing and approving the internal audit plan; andreporting regularly to the board of directors.

Compensation Committee

Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

  reviewing and approving,or recommending to the board for its approval, the compensation of our executive officers;
  reviewing and evaluating our executive compensation and benefits policies generally;
  in consultation with our chief executive officer,periodically reviewing our management succession planning;
  reporting to our board of directors periodically;
  evaluating its own performance and reporting to our board of directors on such evaluation;
  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors;and selecting compensation consultant,legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination and corporate governance committee is responsible for, among other things:

  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;
  evaluating,at least annually, its own performance and reporting to the board of directors on such evaluation;
  leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;
  reviewing the evaluations prepared by each board committee of such committee's performance and considering any recommendations for proposed changes to our board of directors;
  reviewing and approving compensation (including equity-based compensation) for our directors;
  overseeing compliance with the corporategovernance guidelines and code of business conductand ethics and reporting on such compliance to the board of directors; and
  reviewing and assessing periodically the adequacyof its charter and recommending any proposed changesto the board of directors for approval.

Corporate Governance

  Our board of directors has adopted a code of business conducts and ethics,which is applicable to all of our directors,officers, employees and advisors.
  We will make our code of business conducts and ethics publicly available on our website.In addition,our board of directors has adopted a set of corporate governance guidelines
  .The guidelines reflect certain guiding principles with respect to our board's structure,procedures and committees.
  The guidelines are not intended to change or interpret any law, or our memorandum and articles of association,as amended from time to time.
  The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this offering.

Employment Agreements and Indemnification Agreements

  We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time.The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice.
  We may terminate the executive officer's employment for cause,at any time,without advance notice or remuneration,for certain acts of the executive officer,such as conviction or plea of guilty to a felony or any crime involving moral turpitude,negligent or dishonest acts to our detriment,or misconduct or a failure to perform agreed duties.
  Each executive officer has agreed to hold in strict confidence and not to use,except for the benefit of our company,any proprietary information,technical data,trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients,received by our company.
  Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.
  We expect to enter into indemnification agreements with our directors and executive officers,pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common stock (i)as of and (ii)immediately following this offering, as adjusted to reflect the sale of shares of common stock by us, in each case, by the following individuals or groups:

  each of our directors;
  each of our named executive officers;
  all of our directors and executive officers as a group; and;
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock..

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before , 2023, which is 60 days after , 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%
JIJIAN YOU	21220022	60.63%
Zhao Li	749000	2.14%
Liu Jinghui	175000	0.50%
Xu Weijie	115500	0.33%
Wang Wei	227500	0.65%
Yan Qunyan	220500	0.63%
Huang Yinglan	1221500	3.49%
Wang Ye	913500	2.61%
Qiu Zhongchun	875000	2.50%
Fan Xinxing	381500	1.09%
Tong Lingling	2632000	7.52%
Wang Yanqin	73500	0.21%
Zhu Jinmei	73500	0.21%
Yan Qinghua	73500	0.21%
Shi Lei	73500	0.21%
Gong Yan	73500	0.21%
Li Jie	87500	0.25%
wang ying	73848	0.21%
yang chun	73848	0.21%
shi ruiying	56000	0.16%
wang zhongguo	168000	0.48%
wang fei	28000	0.08%
xu lei	350000	1.00%
huang yinglan	420000	1.20%
Guo Haiping	70000	0.20%
Huang Yin	521500	1.49%
Zhang Yi	28000	0.08%
Xu Dongyun	1606047	4.59%
jin song	30770	0.09%
Deng Tao	92310	0.26%
Yu Zhimin	189000	0.54%
Wu Ge	119000	0.34%
Li Jianfa	153846	0.44%
Ge Yuewen	123077	0.35%
Li Jing	101500	0.29%
Yi Bailin	153847	0.44%
Ding Lei	6154	0.02%
Wang Xingbo	21551	0.06%
Geng Weilong	21551	0.06%
Chen Zhenzhen	9231	0.03%
Chen Meixiang	15385	0.04%
Shenzhen NetLianLian Network Technology Co.,Ltd	194562	0.56%
Shang Junjie	95359	0.27%
BIGC SECURITIES,INC	1091592	3.12%
All executive officers,continuing directors and director nominees as a group (44persons)	35,000,000	100%

SHARES ELIGIBLE FOR FUTUR SALE

Upon completion of this offering,we will have Ordinary Shares outstanding assuming the underwriters do not exercise their over- allotment option to purchase additional Ordinary Shares.Of that amount, Ordinary Shares will be publicly held by investors participating in this offering,and Ordinary Shares will be held by our existing shareholders,some of whom may be our'affiliates'as that term is defined in Rule 144 under the Securities Act.As defined in Rule 144,an'affiliate'of an issuer is a person that directly,or indirectly through one or more intermediaries,controls,or is controlled by,or is under common control with,the issuer.Prior to this offering,there has been no public market for our Ordinary Shares.While we intend to list the Ordinary Shares on the Nasdaq Capital market,we cannot assure you that a regular trading market will develop in our Ordinary Shares.

Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering,or the perception that such sales may occur,could adversely affect market prices prevailing from time to time.As described below,only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale.Nevertheless, after these restrictions lapse,future sales of substantial amounts of our ordinary share,including ordinary share issued upon exercise of outstanding options, in the public market in the United States,or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

All of the ordinary shares sold in the offering will be freely transferable by persons other than our'affiliates'in the United States without restriction or further registration under the Securities Act.Ordinary shares purchased by one of our'affiliates'may not be resold,except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are,and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be,'restricted securities,'as that term is defined in Rule 144 under the Securities Act.These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act.
These rules are described below.

Lock-Up Agreements

  Our directors,executive officers and shareholders have agreed,subject to limited exceptions,not to offer,pledge,announce the intention to sell,sell,contract to sell,sell any option or contract to purchase,purchase any option or contract to sell,grant any option,right or warrant to purchase or otherwise dispose of,directly or indirectly,or enter into any swap or other agreement that transfers,in whole or in part,any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 6 months after the date of this prospectus,without the prior written consent of the presentative.
  The Company is also prohibited from conducting offerings during this period and from re-pricing or changing the terms of existing options and warrants.See'Underwriting.'

Rule 144

  All of our Ordinary Shares outstanding prior to this offering are 'restricted shares'as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements.
  Under Rule 144 as currently in effect,a person who has beneficially owned our restricted shares for at least six months is generally entitled to sellthe restricted securitieswithout registration under the SecuritiesAct beginning 90 days after the date of this prospectus,subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144.Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following,

  1% of the then outstanding Ordinary Shares, which will equal approximately Ordinary Shares immediately after this offering; or
  the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders,and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions,the requirement of the availability of current public information about us,and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

  In general,under Rule 701 of the Securities Act as currently in effect,each of our employees,consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144,but without compliance with some of the restrictions,including the holding period,contained in Rule 144.

UNDERWRITING

In connection with this offering,we will enter into an underwriting agreement with Bigc Securities,Inc.,as representative of the Underwriters, or the Representative,in this offering.The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering.The Underwriters will be agreed to purchase from us,on a firm commitment basis,the number of ordinary shares set forth opposite its name below,at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number Shares

Total
  The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the Representative's option to purchase additional Ordinary Shares described below.

Fees,Commissions and Expense Reimbursement

  We will pay the Underwriter a discount equivalent to seven percent (7%) of the gross proceeds of this offering.The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee ('underwriting discount') set forth on the coverpage of this prospectus.If all of the ordinaryshares offered by us are not sold at the offering price,the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Underwriter with this offering:

Per Ordinary Share
Public offering price
Underwriting fees and commissions (7%)
Proceeds, before expenses,to us

  In addition to the cash commission, we will also reimburse the Underwriter for accountable out-of-pocket expenses not to exceed$.Such accountable out-of-pocket expenses include no more than$ in Underwriter's legal counsel fees, due diligence and other like expenses not to exceed $ and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed$, background checks expenses not to exceed $, and DTC eligibility fees and expenses not to exceed $.We have paid to $ in accountable expenses as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

  We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $.

  We are discussing the offering with some underwriters.As of the date of this prospectus,we have not yet determined that the underwriters have entered into an underwriting agreement.The underwriting data used below is derived from industry practice and normal fees,which will not be formally recognized until an underwriting agreement is reached.The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement

Lock-Up Agreements

  Each of our directors,executive officers,and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months from the effective date of this registration statement of which this prospectus forms a part,subject to certain exceptions,with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

Pricing of the Offering

  Prior to the completion of this offering,there has been no public market for our Ordinary Shares.The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters.Among the factors considered in determining the initial public offering price of the Ordinary Shares,in addition to the prevailing market conditions,are our historical performance,estimates of our business potential and earnings prospects,an assessment of our management,and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer,Sale,and Distribution of Ordinary Shares

  A prospectus in electronic formatmay be made available on the websitesmaintained by the underwriters or selling groupmembers,if any,participating in this offering and the underwriters may distribute prospectuses electronically.The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders.The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.Other than the prospectus in electronic format,the information on these websites is not part of,nor incorporated by reference into,this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters,and should not be relied upon by investors.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act,including without limitation,Rule 10b-5 and Regulation M under the Exchange Act.These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal.Under these rules and regulations,the Underwriter:

  may not engagein any stabilization activity in connection with our securities; and
  may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities,other than as permitted under the Exchange Act,until it has completed its participation in the distribution.

Selling Restrictions

  No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares,or the possession,circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares,where action for that purpose is required. Accordingly,the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published,in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form F-1 (including the exhibits, schedules and amendments to the registration statement) under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other documents to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement.

  We file annual, quarterly and current reports, and other information with the SEC. Our filings with the SEC are available to the public on the SEC's website at http://www.sec.gov. The information we file with the SEC or contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may read and copy this information at the Public Reference Room of the SEC located at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an internet site that contains periodic and current reports, information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINGBO ZHENGHE TRADE LIMITED AND SUBSIDIARIES
TABLE OF CONTENTS

Audited Condensed Consolidated Financial Statements	42
Audited Condensed Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023	43
Audited Condensed Consolidated Statements of Income and Comprehensive Income for the Fiscal Years Ended December 31, 2024 and December 31, 2023	44
Audited Condensed Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2024 and December 31, 2023	45

NINGBO ZHENGHE TRADE LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands of United States dollars (US$), except for share and per share data)

ASSETS	As of December 31, 2023	As of December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents	176.47	62,746.93
Prepaid expenses and other current assets	427.05	1,239.64
Other receivables	80.35	67.44
Inventories	1,728.60	4,634.10
Total current assets	2,412.48	68,688.11

NON-CURRENT ASSETS:
Property, plant and equipment, net	68.97	68.97
Total non-current assets	68.97	68.97
TOTAL ASSETS	2,481.44	68,757.07

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES ANDSHAREHOLDERS' DEFICIT
Current liabilities
Accounts and other payables, and accruals	9.20	1.46
Unearned revenue	0.00	0.00
Taxes payable	0.01	1.24
Salary and welfare payable	13.66	14.08
Prepayments	253.16	59,339.67
Other payables	273.19	400.41
Total Current Liabilities	549.21	59,756.86

Non-Current Liabilities
Total non-current liabilities	0.00	0.00
TOTAL LIABILITIES	549.21	59,756.86

Shareholders' Equity
Ordinary shares	1,155.17	1,155.17
Additional paid in capital	116.83	136.61
Retained earnings	496.86	5,476.10
Accumulated other comprehensive income (loss)	0.00	0.00
Total Shareholders' equity	9,000.22	9,000.22
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,549.43	68,757.07

NINGBO ZHENGHE TRADE LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands of United States dollars (US$), except for share and per share data)

	As of December 31, 2023	As of December 31, 2024
REVENUES	16157.85	27924.33
COST OF REVENUES	11267.74	17671.95
GROSS PROFIT	4890.11	10252.38

OPERATING EXPENSES
Selling expenses	4096.82	4302.93
General and administrative expenses	607.57	781.80
Taxes and Surcharges	0.06	0.14
Financial expenses	0.00	1.37
OPERATING EXPENSES	4704.45	5086.24

OTHER INCOME (EXPENSE)
Other income	0/00	0.00
Other expenses	0.57	152.32
INCOME BEFORE INCOME TAX EXPENSE	186.23	5318.45
INCOME TAX EXPENSE	0.00	0
NET INCOME	186.23	5318.45

COMPREHENSIVE INCOME:
Net income	186.23	5318.45
Foreign currency translation adjustment	0.00	0.00
COMPREHENSIVE INCOME	186.23	5318.45

NINGBO ZHENGHE TRADE LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands of United States dollars (US$), except for share and per share data)

	As of December 31, 2023	As of December 31, 2024
Cash flows from operating activities
Cash received from sales of finished goods, merchandise and services	16,215.67	64,796.53
Other cash received in connection with operating activities	344.97	26.64
Cash paid for purchases of goods, merchandise and services	12,371.72	3,886.16
Payment of Employees Salaries	296.51	638.72
Payment of Taxes	0.59	1.11
Other cash paid in connection with operating activities	4,207.01	0
Net cash (used in) generated by operating activities	-315.19	60,297.17

Cash flows from investing activities
Purchase of plant and equipment	0.00	0.00

Net cash (used in) generated by investing activities	0.00	0.00

Cash flows from financing activities
Other cash paid in connection with financing activities	1,771.04	0.00
Net cash (used in) generated financing activities	1,771.04	0.00
Effect of exchange rate fluctuation on cash and cash equivalents	0.00	0.00
Net increase in cash	177.69	0

Cash balance at the end of the period	-1,908.54	60,297.17

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 1 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hong Kong, China, on the January 20, 2025

NINGBO ZHENGHE TRADE LIMITED

By: /s/  Jijian You
Name: Jijian You
Title: Chief Executive Officer and Chairman of the Board of Direct

Pursuant to the requirements of the Securities Act of 1933,as amended, this registration statement has been signed by the following persons onbehalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Jijian You	Chief Executive Officer and Chairman of the Board of Directors	January 20, 2025
Yahoo Xu	Vice Chairman of the Board and General Manager	January 20, 2025
Ye Wang	General Manager and Director	January 20, 2025
Ms Lai	Chief Operating Officer and Director	January 20, 2025